Exhibit 99.76

Management’s Discussion and Analysis

Three months ended March 31, 2019

ORLA MINING LTD. Management’s Discussion and Analysis Three months ended March 31, 2019	Canadian dollars unless otherwise stated

1.	Overview

Orla Mining Ltd. is a mineral exploration and development company which trades on the Toronto Stock Exchange under the ticker symbol OLA. The “Company”, “Orla”, “we”, and “our” refer to Orla Mining Ltd. and its subsidiaries. Refer to page 21 of this document for a list of abbreviations used.

Our corporate strategy is to acquire and develop mineral exploration properties where our expertise can substantially increase shareholder value. We have two material gold projects with near-term production potential based on open pit mining and heap leaching – the Camino Rojo gold and silver project in Zacatecas State, Mexico, and the Cerro Quema gold project in Panama.

This Management’s Discussion and Analysis (“MD&A”) of the financial condition and results of operations of the Company should be read in conjunction with our unaudited consolidated financial statements for the three months ended March 31, 2019 (the “financial statements”), and the audited consolidated financial statements for the year ended December 31, 2018 which were prepared in accordance with International Financial Reporting Standards (“IFRS”). You can find additional information regarding the Company, including our Annual Information Form, on SEDAR under the Company’s profile at www.sedar.com.

All monetary amounts herein are expressed in Canadian dollars unless otherwise stated.

This MD&A is current as of May 9, 2019.

Hans Smit, P. Geo, our Chief Operating Officer, is the Qualified Person, as the term is defined in National Instrument 43-101 (“NI 43-101”). He has reviewed and approved the technical information disclosed in this MD&A.

With respect to the preliminary economic assessment (“PEA”) on the Camino Rojo project, we caution you that PEAs are preliminary in nature and include the use of inferred mineral resources, which are considered too speculative geologically to have the economic considerations applied to them that would enable them to be categorized as mineral reserves. There is no certainty that preliminary economic assessment results will be realized. Mineral resources are not mineral reserves and do not have demonstrated economic viability.

2.	Highlights

During the three months ended March 31, 2019 and to the date of this MD&A, the Company:

•	filed a final short form base shelf prospectus for offerings of up to $300 million, and

•	continued its exploration and evaluation activities at Camino Rojo and Cerro Quema.

3.	Discussion of Operations

A.	Camino Rojo, Mexico

Project Description and History

The Camino Rojo Project lies 190 km NE of the city of Zacatecas, 48 km S-SW of the town of Concepcion del Oro, and 54 km S-SE of Newmont Goldcorp Corporation’s (“Newmont”) Peñasquito Mine and consists of eight concessions covering in aggregate approximately 206,000 hectares. In November 2017, we acquired the Camino Rojo Project from Goldcorp Inc. (a predecessor company to Newmont). As currently understood, Camino Rojo is comprised of a near-surface oxide gold and silver deposit, a deeper sulphide zone containing gold, silver, zinc and lead mineralization, and a large area with exploration potential.

ORLA MINING LTD. Management’s Discussion and Analysis Three months ended March 31, 2019	Canadian dollars unless otherwise stated

Canplats Resources Corporation (“Canplats”) initially discovered gold-silver mineralization at Camino Rojo in 2007, and they subsequently completed 39,725 metres of drilling, largely delineating the shallow oxide mineralization. Canplats also carried out metallurgical studies prior to being acquired by Goldcorp in 2010. Goldcorp then completed more than 250,000 metres of drilling, conducted airborne and ground geophysical surveys, did extensive geological and mineralogical investigations, and conducted numerous metallurgical studies, which included detailed mineralogical studies, column leach tests on oxide material, size fraction analysis, variability test work and sulphide flotation studies.

The Ejido San Tiburcio holds the surface rights over the main area of known mineralization. Exploration has been carried out under the authority of agreements between the project operators and the Ejido San Tiburcio. There is a temporary occupation agreement in place with the Ejido San Tiburcio, with the right to expropriate, covering all the area of the mineral resource and area of potential development described in the Camino Rojo Report. Other temporary occupation agreements allow surface access for exploration activities in various other parts of the large property. The Company has water rights in the area of the proposed development.

The Company has full rights to explore, evaluate, and exploit the property. However, if sulphide projects are defined through one or more positive pre-feasibility studies with certain development scenarios meeting certain criteria, Newmont has an option to enter into a joint venture with Orla for the purpose of future exploration, advancement, construction, and exploitation of such a sulphide project. If Newmont exercises its option, Orla’s share of the costs to develop the project might be carried to production by Newmont. Orla has a right of first refusal on a sale if Newmont elects to sell its portion of the sulphide project, in whole or in part. The Camino Rojo Asset Purchase Agreement was filed on SEDAR on June 28, 2017. Details of the development scenarios and joint venture structures are available in our news release dated November 7, 2017, which is available here.

2018 Activities

In May 2018, we announced a Mineral Resource estimate for the Camino Rojo deposit and the results of a PEA for the development of an open pit project with heap leaching process to recover the gold and silver mineralization, both prepared in accordance with National Instrument 43-101.

Summary of the Mineral Resource at Camino Rojo:

M&I Resource	K tonnes	Au (g/t)	Ag (g/t)	Au (Koz)	Ag (Koz)
Leach – Oxide/Trans	100,839	0.734	12.67	2,381	41,091
Mill – Sulphide	254,069	0.889	7.50	7,265	61,286
Total M&I	354,908	0.845	8.97	9,646	102,377
Total Inferred	65,200	0.867	7.73	1,817	16,208

M&I Resource	K tonnes	Lead (%)	Zinc (%)	Lead (Mlbs)	Zinc (Mlbs)
Leach – Oxide/Trans	100,389	0.21	0.37	455.8	814.8
Mill – Sulphide	254,069	0.07	0.26	402	1,458.3
Total M&I	354,908	0.11	0.29	875.8	2,273.2
Total Inferred	65,200	0.05	0.23	75.2	336.8

Notes:

(1)	The mineral resource is effective as of April 27, 2018.

(2)	Columns may not sum exactly due to rounding.

(3)	Mineral resources that are not mineral reserves do not have demonstrated economic viability.

(4)	Mineral resources for leach material are based on prices of $1400/oz gold and $20/oz silver.

(5)	Mineral resources for mill material are based on prices of $1400/oz gold, $20/oz silver, $1.05/lb lead, and $1.25/lb zinc.

(6)	Mineral resources are based on NSR cut-off grades of $5.06/t for leach material and $13.72/t for mill material.

(7)	The mineral resource estimate assumes that the floating pit cone used to demonstrate reasonable prospects for eventual economic extraction extends onto land held by the owner of the adjacent property. Any potential development of the Camino Rojo Project that includes an open pit encompassing the entire mineral resource estimate would be dependent on obtaining an agreement with the owner of the adjacent property.

ORLA MINING LTD. Management’s Discussion and Analysis Three months ended March 31, 2019	Canadian dollars unless otherwise stated

In July 2018, we filed the PEA on the Camino Rojo Project. The PEA was based on near-surface oxide and partly oxidized (transitional) material within the overall mineral resource that can be processed by heap leaching. All mineral resources and the proposed open pit in the PEA are within our mineral concessions.

Highlights of the PEA were as follows:

Production rate	18,000 tonnes
Life of mine	6.6 years
Total material to the leach pad	42.5 million tonnes
Average grade – gold and silver	0.71 g/t gold, and 13.56 g/t silver
Contained ounces	966,000 oz gold, and 18,517,000 oz silver
Average recovery	67% gold, and 15% silver
Average annual gold production	97,500 ounces
Strip ratio	0.58
Initial capex	US$125 million
Average life of mine production costs	US$8.02 per tonne processed
Total By-Product Cash Cost[1]	US$499/oz Au
All-In Sustaining Cost[1]	US$555/oz Au
Pre-tax Net Present Value (“NPV”) (using 5% discount rate)	US$231 million
Pre-tax Internal Rate of Return (“IRR”)	38.1%
After-tax NPV (using 5% discount rate)	US$121 million
After-tax IRR	24.5%
Payback period	3.3 years
Metal price assumptions	US$1,250/oz gold and US$17/oz silver

Further details can be found in the Amended NI 43-101 Technical Report filed on SEDAR on March 11, 2019, which is also available here.

Following the completion of the PEA, we commenced feasibility work during the second half of 2018. Work included diamond drilling to obtain material for additional metallurgical testing, for geotechnical evaluations and to test a few near-resource exploration concepts. Reverse Circulation (“RC”) drilling was used to explore for groundwater, to drill a few isolated areas of inferred resource, and to ensure there was no or little exploration potential under proposed infrastructure. Trenches and test pits were excavated in the areas of proposed infrastructure for geotechnical evaluations. No significant geotechnical issues were identified by this work and a prospective groundwater source was identified 5 km north of the proposed heap leach.

Eighteen metallurgical column-leach tests were run to add to the information from 88 column-leach tests completed by previous operators to determine optimum crush size and feasibility level predicted gold and silver recoveries.

1 Includes royalties payable

ORLA MINING LTD. Management’s Discussion and Analysis Three months ended March 31, 2019	Canadian dollars unless otherwise stated

2018 drilling by type

Purpose	Drill_Type	Total_Holes	Total_m
Metallurgy	DDH	14	2,288.50
Exploration	DDH	6	1,261.00
Geotech	DDH	22	1,049.85
Clay Monitoring	DDH	5	56.00
Water Exploration	RC	15	6,297.05
Infill	RC	6	803.13
Condemnation	RC	7	1,767.68
	Total	75	13,523.21

Along with feasibility work, environmental assessment studies required for project permitting continued. The Company has an active Community and Social Responsibility (“CSR”) program and activities continued throughout 2018 and into this year.

Exploration work to evaluate areas outside the known resource on our 206,000 ha land position started in early 2018. As mineralization previously discovered on the property demonstrates, shallow cover can mask extensive near-surface mineralization, making exploration challenging. We completed a 131 line-km Induced Polarization (“IP”) survey with 400 metre spaced lines in the spring of 2018 over the known deposit, areas of potential development, and an adjoining area to the west. Results showed a low but distinctive chargeability anomaly at depth over the current deposit. Later this year, we intend to drill test a similar anomaly at depth to the west of the resource.

Activities during the three months ended March 31, 2019, and Future Plans

Work on the feasibility study continued in 2019. Activities included establishing a water well 5 km north of the proposed heap leach that tested at a constant rate of 32 litres per second. This is sufficient to supply the project water needs. We are establishing a second water well close to the proposed pit to provide supply redundancy and to evaluate pit dewatering requirements. Geotechnical evaluations continued as did metallurgical testing. Feasibility level engineering and cost estimates are underway, and we anticipate completion of the feasibility study at the end of Q2 of this year. Total drilling for Q1-2019 was 1,096 metres in 3 holes. We drilled an additional 500 metres subsequent to Q1 in 2 holes. All drilling was for water-related activities and by RC methods.

We completed environmental assessment studies required for permitting, though periodic sampling of a number of parameters will be ongoing throughout the life of the project as part of environmental monitoring. Permit application documents are being compiled and we expect to submit these in early Q3 of this year.

During January through March 2019, we executed a new IP survey to the southeast of the resource and proposed development area. This 159 line-km survey tested the projection of the San Tiburcio fault, a structure considered important to the emplacement of the known mineralization. Chargeability anomalies outlined by this survey will be drilled later in 2019, once drill permits are secured.

Our CSR activities to date in 2019 include:

•	Giving a 3rd Introduction to Mining Course;

•	Becoming a member of the Women in Mining organization;

•	Obtaining authorization from CONAGUA to connect power to the San Francisco water well;

•	Negotiating and concluding an agreement with the local municipality to share the costs of electrification of the San Francisco well;

•	Completing a cooperation agreement to support police officers stationed in San Tiburcio. To date, we’ve provided furniture and kitchen supplies;

ORLA MINING LTD. Management’s Discussion and Analysis Three months ended March 31, 2019	Canadian dollars unless otherwise stated

•	Applying 30 exams to high school students participating in the open adult education program;

•	Working with Ejido El Berrendo to identify and obtain land for the construction of a kindergarten, and meetings with the State Education Department to obtain guidelines and official specifications for the construction of the kindergarten.

B.	Cerro Quema Project, Panama

Project Description and History

Our 100%-owned Cerro Quema Project is located on the Azuero Peninsula in Los Santos Province, in south western Panama, about 45 kilometres southwest of the city of Chitre and about 190 kilometres southwest of Panama City. The project is at the exploration and development stage for a proposed open-pit mine with process by heap leaching. We own the mineral rights as well as the surface rights over the areas of the current mineral resources and mineral reserves, proposed mine development and the priority drill targets.

Mineral concessions are comprised of three contracts between the Republic of Panama and Minera Cerro Quema S.A., a wholly owned subsidiary of Orla. The original 20-year term for these concessions expired on February 26, 2017 (Contracts 19 and 20) and March 3, 2017 (Contract 21). The Company has applied for the prescribed 10-year extension to these contracts as it is entitled to under Panamanian mineral law. On March 6, 2017, the Ministry of Commerce and Industry provided written confirmation to the Company that the extension applications were received, and that exploration work could continue while the Company waits for the renewal. We have received verbal assurances from government officials that the renewal applications are complete with no outstanding legal issues. On April 26, 2017, the Company received authorization from the Ministry of Environment to drill in two areas outside of the existing permitted drill area. On June 28, 2017, the Company received a permit to use water for drilling. A permit was received on May 8, 2018 to drill in the Sombrero zone and on May 11, 2018, we received two permits to use water for drilling. An existing permit that allows drilling in the areas of the current mineral resources was extended for two years in May 2018. In October 2018, the government accepted our 2018 concession tax payments, and in February 2019, we paid the 2019 concession tax payments. A new drilling permit for the Pelona area in the eastern part of the concessions was received on February 11, 2019.

The Company owns the surface rights for land required to mine the Cerro Quema mineral reserves and to construct and operate a heap leach facility, and part of the land required for proposed upgrades to the project access road.

A predecessor company to Orla issued a mineral resource estimate and a Pre-Feasibility Study for Cerro Quema, and an independent technical report entitled “Cerro Quema Project – Pre-Feasibility Study on the La Pava and Quemita Oxide Gold Deposits” dated August 15, 2014 with an effective date of June 30, 2014 (the “Cerro Quema Report”).

The Cerro Quema Report envisions a standard open pit mine with two pits, one at La Pava and one at Quemita, coupled with a 10,000 tonne per day heap leach facility to extract the gold. With an average head grade of 0.77 g/t Au and a crush size of 80% passing minus 50mm, an average gold recovery of 86% was estimated. This would result in 418,000 ounces of gold production over a 5.3-year mine life.

The Cerro Quema Report, which contains the 2014 mineral resource and mineral reserve estimate and Pre-Feasibility Study, was filed on SEDAR by Pershimco Resources Inc. on August 22, 2014. You can download it from SEDAR here.

ORLA MINING LTD. Management’s Discussion and Analysis Three months ended March 31, 2019	Canadian dollars unless otherwise stated

Cerro Quema Mineral Reserves

Zone	Category	Cut-Off (Au g/t)	Tonnes (millions)	Au (g/t)	Au (koz)
	Proven	0.21	6.82	0.80	176
La Pava	Probable	0.21	7.40	0.67	159
	Sub-Total	0.21	14.22	0.73	335
	Proven	0.21	–	–	–
Quema	Probable	0.21	5.49	0.86	153
	Sub-Total	0.21	5.49	0.86	153
	Proven	0.21	6.82	0.80	176
Total	Probable	0.21	12.89	0.75	312
	Total	0.21	19.71	0.77	488

Notes:

(1)	Numbers may not add due to rounding.

(2)	A cut-off grade of 0.21 g/t of gold is used for reporting mineral reserves.

(3)	Mineral reserves are estimated at a gold price of US$1,300 per ounce.

(4)	Effective as of June 30, 2014.

(5)	See NI 43-101 Technical Report “Cerro Quema Project – Pre-Feasibility Study on the La Pava and Quemita Oxide Gold Deposits” published on August 15, 2014 for additional information. A copy of the report is available on the Company’s website and under the SEDAR profile of Pershimco Resources Inc. at www.sedar.com.

2018 Activities

During 2018, we conducted drilling at Cerro Quema with one rig in operation. Our work focused on the Caballito copper-gold discovery, and the Sombrero zone which is adjacent to the north of Caballito. A total of 7,536 metres were drilled in 27 holes.

The Caballito zone is defined by a 650 to 800-metre-long northwest-southeast trending chargeability anomaly outlined by a 2017 IP survey. It is 350 to 400 metres wide. Highest grade mineralization occurs on the southwest side of the zone and is associated with very low resistivity within the overall chargeability due to very high sulphide content. Widths in excess of 100 metres grading better than 1% copper and associated 0.2 to 0.4 grams per tonne gold have been reported.

In 2018, we re-examined core from sulphide intercepts below the Quemita oxide gold mineral reserve located 1.2 km to the northwest of Caballito and found indications of Caballito style copper-gold mineralization with low arsenic. Therefore, we extended the IP grid northward from the area surveyed in 2017 through this area and completed 25 line-km of new surveying in 2018. Results from the new IP indicated areas with potential for similar mineralization as found at Caballito. Six holes drilled north of Caballito in Sombrero intersected variable zones of alteration, but no high-grade mineralization. Further drilling is planned.

Activities during the three months ended March 31, 2019

The Company has an ongoing environmental management plan that includes maintaining sediment dams, reforestation of previously disturbed areas and active sediment control activities. Baseline surface water quality sampling and groundwater level measurements are also ongoing.

The Company has an active community relations program that includes providing hot lunches to 5 to 15-year-old children studying in the 12 schools located within a 15 kilometre radius of the Project. We also provide support for various local amateur sports teams, a youth orchestra, local fairs, and cultural events.

ORLA MINING LTD. Management’s Discussion and Analysis Three months ended March 31, 2019	Canadian dollars unless otherwise stated

There have been no exploration activities at Cerro Quema to date in 2019 as the Company has focused its efforts at the Camino Rojo Project.

Future Plans

The metallurgical test work conducted during 2018 is part of the Company's effort to update the 2014 PFS. We expect to complete the update of the 2014 PFS, including new mineral reserve and mineral resource estimates, in the first half of 2020. In addition to the work on oxide mineralization, we will continue to advance exploration of the Caballito copper-gold sulphide discovery. This style of mineralization, identified late last year, presents potential value to the project in addition to the current heap-leach oxide gold project. In addition to the 1.2 km long trend north of Caballito through to Quemita, the Pelona area in the eastern part of the project provides extensive target area for additional Caballito-style mineralization.

C.	Monitor Gold Project, Nevada

Option Agreements

The Monitor Gold Project is a grassroots project in an area where work by past operators showed extensive areas with samples anomalous in gold and other metals associated with alteration, including silicification, within carbonate rocks. Stratigraphic assemblages known to host mineral deposits elsewhere in Nevada are found in the area and there are a number of major structures which could provide conduits for mineralizing fluids. Compilation and evaluation of 2018 results was undertaken during the quarter ended March 31, 2019. No field work was carried out.

ORLA MINING LTD. Management’s Discussion and Analysis Three months ended March 31, 2019	Canadian dollars unless otherwise stated

4.	Summary of Quarterly Results

The following table is based on financial statements prepared in accordance with IFRS. The figures have been restated because of a change in accounting policy (see note 3 of the audited financial statements for the year ended December 31, 2018) and are expressed in thousands of Canadian dollars.

	2019-Q1	2018-Q4	2018-Q3	2018-Q2	2018-Q1	2017-Q4	2017-Q3	2017-Q2
Exploration expense	$7,503	$6,066	$7,056	$4,438	$5,273	$3,156	$2,804	$3,635
General and administrative	217	182	144	126	108	88	82	70
Professional fees	125	176	79	202	136	46	43	90
Regulatory and transfer agent	41	205	19	14	40	1	6	26
Salaries and wages	550	836	422	230	234	813	210	177
Depreciation	39	40	40	37	36	3	2	2
Share based payments	1,253	1,065	601	1,523	796	812	822	2,064
Interest income	(62)	(117)	(134)	(117)	(86)	(35)	(50)	(51)
Fair value changes	357	199	153	100	65	8	3	5
Foreign exchange	13	(133)	10	(146)	(6)	(258)	472	248
Impairment common shares	—	—	—	—	—	27	—	—
Impairment mineral properties	—	—	—	—	—	261	—	—
Tax expense	4	—	—	—	—	—	—	—
Net loss	$10,040	$8,520	$8,390	$6,407	$6,596	$4,922	$4,394	$6,266
Loss per share (basic and diluted)	$0.06	$0.05	$0.05	$0.04	$0.04	$0.03	$0.03	$0.05

During 2017, our exploration activity almost entirely focused on Cerro Quema, as we did not acquire the Camino Rojo project until the end of 2017. In 2018, we conducted work on both Cerro Quema and Camino Rojo. To date in 2019, we have continued work on the feasibility study for Camino Rojo. Quarterly variations are due to seasonality for drilling activities and awaiting results from previous quarters’ exploration activities.

Administrative costs have trended with the level of activity of the Company. Professional fees have trended with (a) the general activity level of the Company, and (b) major regulatory events such as financings and public listings. The increase in regulatory fees in 2018-Q4 is due to a one-time initial listing fee as the Company started trading on the TSX Exchange.

The increase in salaries and wages in 2017-Q4 was related to an accrual of short-term incentive (bonus) payments, as was the increase in 2018-Q3. In 2018-Q4, we accrued for payments related to the departure of the former CEO, which were paid subsequent to the year end.

Share based payments expense is generally related to the number of unvested stock options and RSUs outstanding during the quarter. The grants happened during 2017-Q2, 2018-Q2, and 2019-Q1; consequently, those quarters tend to be greater than others. The increase in share-based payments in 2018-Q4 was related to options and bonus shares granted to the incoming CEO.

Interest income is directly related to cash on hand, and prevailing interest rates, as we typically invest in higher quality interest-bearing instruments and term deposits. From 2018-Q1, we started receiving loan advances from Goldcorp, which led to quarterly fair value adjustments each quarter, based on changes in (i) prevailing interest rates, (ii) exchange rates, and (iii) estimates of maturity date.

Foreign exchange gains and losses vary based on fluctuation of the Canadian dollar versus foreign currency amounts on hand. We tend to hold most of our funds in Canadian dollars until needed.

The impairment in mineral properties in 2017-Q4 was the write-off of the Blue Quartz project.

ORLA MINING LTD. Management’s Discussion and Analysis Three months ended March 31, 2019	Canadian dollars unless otherwise stated

5.	First Quarter of 2019

The following table is based on financial statements prepared in accordance with IFRS. The figures have been restated because of a change in accounting policy (see note 3 of the financial statements) and are expressed in thousands of Canadian dollars.

A.	Comparison to the previous quarter

	2019-Q1	2018-Q4	Difference	Discussion
Exploration expense	$7,503	$6,066	$1,437	(i) Increased land payments as we concluded agreements with local ejidos, and (ii) annual water use and concession fees payments paid in 2019-Q1.
General and administrative	217	182	76	Increased activity in preparation for post-feasibility study activities.
Professional fees	125	176	(51)	Decreased as the short form prospectus work was filed in 2019-Q1.
Regulatory and transfer agent	41	205	(164)	One-time initial listing fees in 2018-Q4 for TSX Exchange.
Salaries and wages	550	836	(327)	We recorded an accrual in 2018-Q4 for former CEO severance costs.
Depreciation	39	40	(1)
Share based payments	1,253	1,065	188	Option grant and bonus shares to incoming CEO in 2018-Q4. Annual grant to employees in 2019-Q1.
Interest income	(62)	(117)	55	Lower cash balances on hand.
Fair value changes	357	199	158	Another loan advance in 2019-Q1, which led to a larger fair value change in the Newmont loan.
Foreign exchange	(13)	(133)	146	Decline in the C$ against the MXN and the US$.
Tax expense	4	—	4
Net loss	$10,040	$8,520	$1,520

ORLA MINING LTD. Management’s Discussion and Analysis Three months ended March 31, 2019	Canadian dollars unless otherwise stated

B.	Comparison to the same quarter last year

	2019-Q1	2018-Q1	Difference	Discussion
Exploration expense	$7,053	$5,273	$2,230	Activity at Camino Rojo was just ramping up in 2018. In 2019-Q1 we concluded agreements with local ejidos and paid the annual water use fee.
General and administrative	258	108	150	Overall increased activity over last year.
Professional fees	125	136	(11)
Regulatory and transfer agent	41	40	1
Salaries and wages	509	234	275	Increased staffing as we prepare for post-feasibility activities.
Depreciation	39	36	3
Share based payments	1,253	796	457	Annual grant in 2019 was in Q1, in 2018 it was in Q2.
Interest income	(62)	(21)	(41)	Greater cash balances on hand, higher interest rates.
Fair value changes	357	—	357	Fair value change of the Newmont loan. None in 2018-Q1 as the loan advances were just beginning.
Foreign exchange	13	(6)	19
Tax expense	4	—	4
Net loss	$10,040	$6,596	$3,444

6.	Liquidity

Historically the Company's sole source of funding has been the issuance of equity securities for cash, primarily through private placements to sophisticated investors and institutions. We have issued common share capital in many of the past few years, pursuant to private placement financings and the exercise of warrants and options. Our access to exploration financing is always uncertain, and there can be no assurance of continued access to significant equity funding.

We had working capital of approximately $7.8 million as at March 31, 2019, compared with $13.6 million at December 31, 2018. We expect to fund the operating costs of the Company over the next twelve months with cash on hand and with further equity and/or debt financings.

7.	Capital Resources

As part of the acquisition of the Camino Rojo Project in November 2017, Goldcorp agreed to provide interest free loans to the Company for all annual land holding costs as they are incurred at Camino Rojo until December 31, 2019, which loans are to be repaid upon commercial production at Camino Rojo in cash or shares, at the Compnay’s option, subject to certain restrictions. To March 31, 2019, a total of MXN 173 million ($11.8 million) had been advanced pursuant to this agreement (to December 31, 2018 – MXN 121 million, or $8.2 million). We will avail ourselves of these loans during 2019 to make our land payments. Accordingly, we believe the Company has sufficient capital resources to maintain its properties in good standing for the next twelve months.

The Company had no material commitments for capital expenditures as of March 31, 2019 nor as of the date of this MD&A. We have no other lines of credit or sources of financing which have been arranged but remain unused.

Our ability to carry out our long range strategic objectives in future periods depends on our ability to raise financing from lenders, shareholders and other investors. We continue to regularly review and consider financing alternatives to fund the Company’s ongoing activities.

ORLA MINING LTD.

Management’s Discussion and Analysis

Three months ended March 31, 2019	Canadian dollars unless otherwise stated

8.	Use of Proceeds

On February 15, 2018, the Company completed a brokered financing of 17,581,200 units at a price of $1.75 for gross proceeds of $30,767,000. Each unit consisted of one common share and one-half of one common share purchase warrant. The Company incurred issuance costs of $1,777,000.

As detailed in the table below comparing the approximate use of proceeds from the Company’s offering of units completed in February 2018 and the actual amounts spent as of March 31, 2019, the Company has yet to spend the full amount allocated under the February 2018 prospectus. It is likely we will spend the full amount allocated to activities in the table below in upcoming financial periods. Further, there have been no material variances to the use of proceeds in the February 2018 prospectus, material or otherwise, that have impacted the Company’s ability to achieve its business objectives and milestones as disclosed in the February 2018 prospectus.

in thousands of Canadian dollars	Intended use of proceeds per Feb 2018 prospectus	Spent to March 31 2019
Camino Rojo Project
Project management	$400	$342
Drilling (core, metallurgy)	4,300	2,748
Engineering, technical studies and geology	3,500	2,657
Environment, CSR, permitting, ejido	1,800	766
Field & site support	1,200	2,366
Value-added taxes (IVA)	1,300	989
Cerro Quema project
Drilling	1,900	1,989
Environment, CSR, permitting, community	2,000	444
Engineering, technical studies and geology	2,000	1,280
Camp and support, and project management	1,500	1,638
Salaries and benefits	2,000	1,713
Other
Exploration and project evaluation	850	985
Working capital and general corporate	2,335	4,152
Total:	$25,085	$22,069

At the Camino Rojo project, our intent was to complete a PEA, which was completed in Q2 of 2018 and then a subsequent Feasibility Study, which is planned to be completed at the end of Q2 of 2019. Our intent was also to complete environmental assessments and permitting documents required to develop an open pit mine and heap leach facility. This work will be completed in early Q3 of 2019. We had planned to drill regional exploration targets but the regional work has focused mainly on target identification, largely through ground geophysics, rather than drilling. Much of the CSR and land payments were funded via an interest free loan from Newmont. Work continues on advancing the project toward the completion of a feasibility study expected to be completed by mid-2019.

At the Cerro Quema project, our intent was to collect the geological, geophysical, and other data required to support the undertaking of an updated mineral resource estimate and a pre-feasibility study on the project and to continue exploration the Caballito discovery. We conducted exploration drilling and metallurgical drilling and completed IP surveys in furtherance of these objectives. The update of the pre-feasibility study is expected to be completed in the first half of 2020.

ORLA MINING LTD.

Management’s Discussion and Analysis

Three months ended March 31, 2019	Canadian dollars unless otherwise stated

9.	Off-Balance Sheet Arrangements

We have no material off-balance sheet arrangements requiring disclosure under this section.

10.	Related Party Transactions

This information is provided in note 11 of the accompanying quarterly financial statements.

11.	Critical Accounting Estimates

In preparing these consolidated financial statements, we have made judgements, estimates and assumptions that affect the application of accounting policies and the reported amounts of assets, liabilities, income and expenses. Actual results may differ from these estimates.

We review estimates and their underlying assumptions on an ongoing basis. Revisions to estimates are recognized prospectively.

Judgements, estimates, and assumptions that we have made in applying accounting policies that have the most significant effects on the amounts recognized in these consolidated financial statements include:

A.	Functional currency

The functional currency for the parent entity and each of its subsidiaries is the currency of the primary economic environment in which the entity operates. Determination of functional currency involves judgements to identify the primary economic environment. We reconsider the functional currency of each entity if there is a change in the underlying transactions, events and conditions which we used to determine the primary economic environment of that entity.

B.	Business combinations

Determining whether a set of the assets acquired and liabilities assumed constitute the acquisition of a business or the acquisition of an asset requires us to make certain judgements as to whether or not the assets acquired and liabilities assumed include the inputs, processes and outputs necessary to constitute a business as defined in IFRS 3 «Business Combinations». If an acquired set of assets and liabilities includes goodwill, the set is presumed to be a business. Based on an assessment of relevant facts and circumstances, management of the Company concluded that the acquisitions of Cerro Quema in 2016 and of Camino Rojo in 2017 were acquisitions of assets. The values assigned to common shares, stock options and warrants issued and the allocation of the purchase price to the net assets in the acquisition were based on estimates and judgements including discount rates, volatility, expected option and warrant lives and the relative fair values of the net assets.

C.	Exploration and evaluation expenditures

The application of the Company’s accounting policy for E&E expenditure requires judgement to determine whether future economic benefits are likely from either future exploitation or sale (prior to which we expense all E&E expenditures, and subsequent to which we capitalize the acquisition costs). It also requires us to make judgements on whether activities have reached a stage that permits development of the mineral resource (prior to which they are treated as E&E expenditures, and subsequent to which we treat such costs as projects under development and construction).

ORLA MINING LTD.

Management’s Discussion and Analysis

Three months ended March 31, 2019	Canadian dollars unless otherwise stated

We must also apply a number of estimates and assumptions, such as the determination of the quantities and types of mineral resources, which itself involves varying degrees of uncertainty depending on resource classification (measured, indicated or inferred). These estimates directly impact accounting decisions related to our E&E expenditures.

We must make certain estimates and assumptions about future events and circumstances, particularly, whether economic mineral exploitation is viable. Any such estimates and assumptions may change as new information becomes available. If, after expenditure is capitalized, information becomes available suggesting that the recovery of expenditure is unlikely, we assess indicators of impairment and may conclude to write off such amounts to the statement of profit or loss.

D.	Title to mineral properties

Although the Company has taken steps to verify title to mineral properties in which it has an interest, these procedures do not guarantee the Company’s title. Such properties may be subject to prior agreements or transfers and title may be affected by undetected defects. Further, we make judgements for properties where concessions terms have expired, and a renewal application has been made and is awaiting approval. We use judgement as to whether the concession renewal application is probable to be received, but ultimately this is beyond our control. If a renewal application is not approved, we could lose rights to those concession.

E.	Assessment of impairment indicators

We apply judgement in assessing whether indicators of impairment or reverse impairment exist for our E&E assets which could result in a test for impairment. We consider internal and external factors, such as our rights to explore, planned expenditures on E&E activities, the technical results of our E&E activities, and the potential for viable operations, to determine whether there are any indicators of impairment or reversal of a previous impairment.

F.	Share based payments

We issue, grant or award different types of share based payments. These include warrants, options, restricted share units, deferred share units, and bonus shares.

We make judgments of expected forfeiture rates, the expected lives of these instrument, expected volatilities, and risk free interest rates. In a unit offering, we prorate the proceeds between common shares and warrants using the relative fair value method, the allocation of which requires significant judgement. In the case of bonus shares we use our judgement to estimate expected vesting periods and vesting probabilities.

G.	Fair value of the Newmont loan

We make estimates and assumptions in determining the fair value of the Newmont loan. The loan is repayable at the time of commercial production. Timing and method-of-payment of the ultimate loan repayment are uncertain, and we make estimates of date of repayment, interest rates applicable, and exchange rates. Also uncertain is the exact method of repayment – it may be possible to extinguish this liability by the issuance of common shares, or by the payment of cash in currencies other than the Mexican peso. These uncertainties will result in actual future expenditures differing from the amounts currently provided. Consequently, there could be significant adjustments to the fair value established, which would affect future financial position, results of operations, and changes in financial position.

H.	Site closure provisions

We make estimates and assumptions in determining the provisions for asset retirement and site closure. The ultimate rehabilitation costs are uncertain, and cost estimates can vary in response to many factors, including judgements of the extent of rehabilitation activities, technological changes, and regulatory changes. We make estimates of rehabilitation costs and of cost increases, inflation rates, and discount rates. These uncertainties will result in actual future expenditures differing from the amounts currently provided. Consequently, there could be significant adjustments to the provisions established, which would affect future financial position, results of operations, and changes in financial position.

ORLA MINING LTD.

Management’s Discussion and Analysis

Three months ended March 31, 2019	Canadian dollars unless otherwise stated

12.	Financial Instruments

In the normal course of business, the Company is inherently exposed to certain financial risks, including market risk, credit risk and liquidity risk, through the use of financial instruments. The timeframe and the manner in which we manage these risks varies based upon our assessment of these risks and available alternatives for mitigation. We do not acquire or issue derivative financial instruments for trading or speculative purposes. All transactions undertaken are to support our operations.

A discussion of these financial risks and our exposure to them is provided in note 18 of the accompanying financial statements.

13.	Outstanding Share Data

As of the date of this MD&A, the Company had the following equity securities outstanding:

•	179,493,510 common shares

•	18,528,100 warrants

•	11,102,655 stock options

•	1,500,000 bonus shares

•	1,097,639 restricted share units

•	420,566 deferred share units

You can find further details about these potentially issuable securities in note 10 of the accompanying financial statements.

ORLA MINING LTD.

Management’s Discussion and Analysis

Three months ended March 31, 2019	Canadian dollars unless otherwise stated

14.	Risks and Uncertainties

As the Company has not commenced principal operations, historical revenue and expenditure trends are not indicative of future activity. The Company has committed to certain work expenditures and may enter into future agreements. The ability of the Company to fund its future operations and commitments is dependent on its ability to obtain additional financing. Risks of the Company’s business include the following:

Permits and Licenses

The exploitation and development of mineral properties may require the Company to obtain regulatory or other permits and licenses from various governmental licensing bodies. There can be no assurance that the Company will be able to obtain all necessary permits and licenses that may be required to carry out exploration, development and mining operations on its properties.

The Company is awaiting mineral concession renewals at its Cerro Quema Project. There is no assurance that we will receive necessary approvals or extensions, or receive them within a reasonable period of time. Failure to receive the permits or extensions would have an adverse effect on the Company’s business, financial position, and results of operations. Additional details are provided in the Cerro Quema Project section of this document.

Foreign Country and Political Risk

The Company’s principal mineral properties are located in Mexico and Panama. The Company is subject to certain risks, including currency fluctuations, possible political or economic instability that may result in the impairment or loss of mineral titles or other mineral rights, opposition from environmental or other non-governmental organizations, and mineral exploration and mining activities may be affected in varying degrees by political stability and government regulations relating to the mining industry. Any changes in regulations or shifts in political attitudes are beyond the control of the Company and may adversely affect its business. Exploration and development may be affected in varying degrees by government regulations with respect to restrictions on future exploitation and production, price controls, export controls, foreign exchange controls, income taxes, royalties on production, expropriation of property, environmental legislation and mine and/or site safety.

Operating in developing economies such as Mexico and Panama has certain risks, including changes to, or invalidation of, government mining regulations; expropriation or revocation of land or property rights; changes in foreign ownership rights; changes in foreign taxation rates; security issues; corruption; uncertain political climate; narco-terrorist actions or activities; and lack of a stable economic climate.

We do not ordinarily carry political risk insurance.

Dependence on Exploration-Stage Properties

The Company’s current efforts are focused primarily on exploration stage properties. The Camino Rojo and the Cerro Quema Projects may not develop into commercially viable ore bodies, which would have a material adverse effect on the Company’s potential mineral resource production, profitability, financial performance and results of operations.

Estimates of Mineral Resources & Mineral Reserves and Production Risks

The mineral resource and mineral reserve estimates included in this MD&A are estimates based on a number of assumptions, including those stated herein, and any adverse change to those assumptions could require the Company to lower its mineral resource estimate. Until a deposit is actually mined and processed, the quantity and grades of mineral resources must be considered as estimates only. Valid estimates made at a given time may significantly change when new information becomes available. In addition, the quantity and/or economic viability of mineral resources may vary depending on, among other things, metal prices, grades, production costs, stripping ratios, recovery rates, permit regulations and other legal requirements, environmental factors, unforeseen technical difficulties, unusual or unexpected geological formations and work interruptions. Any material change in the quantity of mineral resources, grade or stripping ratio may affect the economic viability of the Company’s properties. No assurance can be given that any particular level of recovery of minerals will in fact be realized or that an identified mineral resource will ever qualify as a commercially mineable (or viable) deposit that can be legally and economically exploited. There can also be no assurance that any discoveries of new mineral reserves will be made. Any material reductions in estimates of mineral resources could have a material adverse effect on the Company’s results of operations and financial condition.

ORLA MINING LTD.

Management’s Discussion and Analysis

Three months ended March 31, 2019	Canadian dollars unless otherwise stated

The Camino Rojo Project mineral resource estimate assumes that the Company can access mineral titles and lands that are not controlled by the Company

All of the mineralization comprised in the Company’s mineral resource estimate with respect to the Camino Rojo Project is contained on mineral titles controlled by the Company. However, the mineral resource estimate assumes that the north wall of the conceptual floating pit cone used to demonstrate reasonable prospects for eventual economic extraction extends onto lands where mineral title is held by another mining company (the “Adjacent Owner”) and that waste would be mined on the Adjacent Owner’s mineral titles. Any potential development of the Camino Rojo Project that includes an open pit encompassing the entire mineral resource estimate would be dependent on obtaining an agreement with the Adjacent Owner. It is estimated that approximately two-thirds of the mineral resource estimate is dependent on an agreement being obtained with the Adjacent Owner.

Delays in, or failure to obtain, an agreement with the Adjacent Owner to conduct mining operations on its mineral titles would affect the development of a significant portion of the mineral resources of the Camino Rojo Project that are not included in the Preliminary Economic Assessment (“PEA”) dated June 19, 2018, in particular by limiting access to significant mineralized material at depth. The Company intends to seek an agreement with the Adjacent Owner in order to maximize the potential to develop a mine that exploits the full mineral resource. There can be no assurance that the Company will be able to negotiate such agreement on terms that are satisfactory to the Company or that there will not be delays in obtaining the necessary agreement. Should an agreement with the Adjacent Owner not be obtained on favourable terms, the economics of any potential mine development using the full mineral resource estimate would be significantly negatively impacted.

The PEA was based on only a portion of the total mineral resource estimate and was prepared on the assumption that no mining activities would occur on the Adjacent Owner’s mineral titles. Accordingly, delays in, or failure to obtain, an agreement with the Adjacent Owner to conduct mining operations on its mineral titles would have no impact on the timetable or cost of development of the potential mine modelled in the PEA.

Mineral resource estimations for the Camino Rojo Project are only estimates and rely on certain assumptions

The estimation of mineral resources relies on the judgment of the independent Qualified Person preparing the estimates. The process relies on the quantity and quality of available data and is based on knowledge, mining experience, analysis of drilling results and industry practices. Valid estimates made at a given time may significantly change when new information becomes available.

In particular, the estimation of mineral resources for the Camino Rojo Project has assumed that there is a reasonable prospect for reaching an agreement with the Adjacent Owner. While the Company believes that the mineral resource estimates for the Camino Rojo Project are well established and reflect best estimates, by their nature resource estimates are imprecise and depend on inferences that may ultimately prove to be inaccurate, including the assumption that an agreement with the Adjacent Owner will be reached.

Although all mineralization included in the Company’s mineral resource estimate for the Camino Rojo Project are located on mineral concessions controlled by the Company, failure to reach an agreement with the Adjacent Owner would result in a significant reduction of the mineral resource estimate by limiting access to significant mineralized material at depth. Any material changes in mineral resource estimates may have a material adverse effect on the Company.

Mining Industry

The exploration for and development of mineral deposits involves significant risks, which even a combination of careful evaluation, experience and knowledge may not eliminate. While the discovery of an ore body may result in substantial rewards, few properties which are explored are ultimately developed into producing mines. Major expenses may be required to establish ore reserves, to develop metallurgical processes and to construct mining and processing facilities at a particular site. It is impossible to ensure that the current exploration programs planned by the Company will result in a profitable commercial mining operation.

ORLA MINING LTD.

Management’s Discussion and Analysis

Three months ended March 31, 2019	Canadian dollars unless otherwise stated

Whether a mineral deposit will be commercially viable depends on many factors, some of which are the particular attributes of the deposit, such as size, grade and proximity to infrastructure, as well as metal prices which are highly cyclical and government regulations, including regulations relating to prices, taxes, royalties, land tenure, land use, importing and exporting of minerals and environmental protection. The exact effect of these factors cannot be accurately predicted, but the combination of these factors may result in the Company not receiving an adequate return on invested capital.

Mining operations generally involve a high degree of risk. The Company’s operations are subject to all the hazards and risks normally encountered in the exploration and development of ore, including unusual and unexpected geology formations, rock bursts, cave-ins, flooding and other conditions involved in the drilling and removal of material, any of which could result in damage to life or property, environmental damage and possible legal liability. The Company’s mineral exploration activities are directed towards the search, evaluation and development of mineral deposits. There is no certainty that the expenditures to be made by the Company as described herein will result in discoveries of commercial quantities of ore. There is aggressive competition within the mining industry for the discovery and acquisition of properties considered to have commercial potential. The Company will compete with other interests, many of which with greater financial resources, for the opportunity to participate in promising projects. Significant capital investment is required to achieve commercial production from successful exploration efforts.

Government Regulation

The exploration activities of the Company are subject to various federal, provincial and local laws governing prospecting, development, taxes, labour standards, toxic substances and other matters. Exploration activities are also subject to various federal, provincial and local laws and regulations relating to the protection of the environment. These laws mandate, among other things, the maintenance of air and water quality standards, and land reclamation. These laws also set forth limitations on the generation, transportation, storage and disposal of solid and hazardous waste. Although the Company’s exploration activities are currently carried out in accordance with all applicable rules and regulations governing operations and exploration activities, no assurance can be given that new rules and regulations, amendments to current laws and regulations or more stringent implementation thereof could have a substantial adverse impact on the Company’s activities.

Title Matters

Although the Company has diligently investigated title to all mineral concessions (either granted or under re-application) and, to the best of its knowledge (except as otherwise disclosed herein), titles to all its properties are in good standing, this should not be construed as a guarantee of title. Other parties may dispute title to any of the Company’s mineral properties and any of the Company’s properties may be subject to prior unregistered agreements or transfers and title may be affected by undetected encumbrances or defects or governmental actions.

Land Title

The Company has investigated ownership of all surface rights in which it has an interest, and, to the best of its knowledge, its ownership rights are in good standing. However, all surface rights may be subject to prior claims or agreement transfers, and rights of ownership may be affected by undetected defects. While to the best of the Company's knowledge, titles to all surface rights are in good standing; however, this should not be construed as a guarantee of title. Other parties may dispute title to the surface rights in which the Company has an interest. The properties may be subject to prior unregistered agreements or transfers and titles may be affected by undetected defects.

Environmental Risks and Hazards

All phases of the Company’s mineral exploration operations are subject to environmental regulation in the various jurisdictions in which it operates. Environmental legislation is evolving in a manner which will require stricter standards and enforcement, increased fines and penalties for non-compliance, more stringent environmental assessments of proposed projects and a heightened degree of responsibility for companies and their officers, directors and employees. There is no assurance that future changes in environmental regulations, laws and permits, if any, will not adversely affect the Company’s operations. Environmental hazards may exist on the properties on which the Company holds interests which are unknown to the Company at present, which have been caused by previous or existing owners or operators of the properties. The Company may become liable for such environmental hazards caused by previous owners and operators of the properties even where it has attempted to contractually limit its liability.

ORLA MINING LTD.

Management’s Discussion and Analysis

Three months ended March 31, 2019	Canadian dollars unless otherwise stated

Government approvals and permits are currently, and may in the future be, required in connection with the Company’s operations. To the extent such approvals are required and not obtained; the Company may be curtailed or prohibited from proceeding with planned exploration or development of mineral properties.

Failure to comply with applicable laws, regulations and permitting requirements may result in enforcement actions thereunder, including orders issued by regulatory or judicial authorities causing operations to cease or be curtailed, and may include corrective measures requiring capital expenditures, installation of additional equipment, or remedial actions. Parties engaged in mining operations may be required to compensate those suffering loss or damage by reason of the mining activities and may have civil or criminal fines or penalties imposed for violations of applicable laws or regulations.

Commodity Prices

The profitability of mining operations is significantly affected by changes in the market price of gold and other minerals. The level of interest rates, the rate of inflation, world supply of these minerals and stability of exchange rates can all cause significant fluctuations in metal prices. Such external economic factors are in turn influenced by changes in international investment patterns and monetary systems and political developments. The price of gold and other minerals has fluctuated widely in recent years, and future serious price declines could cause commercial production to be impracticable.

Uninsured Risks

The Company carries insurance to protect against certain risks in such amounts as it considers adequate. Risks not insured against include environmental pollution or other hazards against which such corporations cannot insure or against which they may elect not to insure.

Compliance with Anti-Corruption Laws

Orla is subject to various anti-corruption laws and regulations including, but not limited to, the Corruption of Foreign Public Officials Act (1999). In general, these laws prohibit a company and its employees and intermediaries from bribing or making other prohibited payments to foreign officials or other persons to obtain or retain business or gain some other business advantage. The Company’s primary operations are located in Panama, a country which is perceived as having fairly high levels of corruption. Orla cannot predict the nature, scope or effect of future anti- corruption regulatory requirements to which the Company’s operations might be subject or the manner in which existing laws might be administered or interpreted.

Failure to comply with the applicable legislation and other similar foreign laws could expose the Company and/or its senior management to civil and/or criminal penalties, other sanctions and remedial measures, legal expenses and reputational damage, all of which could materially and adversely affect the Company’s business, financial condition and results of operations. Likewise, any investigation of any potential violations of the applicable anti-corruption legislation by Canadian or foreign authorities could also have an adverse impact on the Company’s business, financial condition and results of operations.

As a consequence of these legal and regulatory requirements, the Company has instituted policies with regard to business ethics, which have been designed to ensure that Orla and its employees comply with applicable anti-corruption laws and regulations. However, there can be no assurance or guarantee that such efforts have been and will be completely effective in ensuring the Company’s compliance, and the compliance of its employees, consultants, contractors and other agents, with all applicable anticorruption laws and regulations.

Conflicts of Interest

Certain directors of the Company also serve as directors and/or officers of other companies involved in natural resource exploration and development. Consequently, there exists the possibility for such directors to be in a position of conflict. Any decision made by such directors involving the Company will be made in accordance with their duties and obligations to deal fairly and in good faith with the Company and such other companies. In addition, such directors will declare, and refrain from voting on, any matter in which such directors may have a conflict of interest.

ORLA MINING LTD.

Management’s Discussion and Analysis

Three months ended March 31, 2019	Canadian dollars unless otherwise stated

15.	Forward Looking Statements

This MD&A contains “forward-looking statements” or “forward-looking information” within the meaning of applicable securities legislation (collectively, “forward-looking statements”). Forward-looking statements include, but are not limited to, statements regarding planned exploration and development programs and expenditures, the estimation of mineral resources and mineral reserves, expectations on the potential extension of the expired mineral concessions with respect to the Cerro Quema project; proposed exploration plans and expected results of exploration from each of the Cerro Quema project and the Camino Rojo project; Orla’s ability to obtain required mine licences, mine permits, required agreements with third parties and regulatory approvals, including but not limited to, the receipt of the Environmental & Social Impact Assessment (ESIA) permit related to the Cerro Quema project and other necessary permitting required to implement expected future exploration plans; community and ejido relations; availability of sufficient water for proposed operations; competition for, among other things, capital, acquisitions of mineral reserves, undeveloped lands and skilled personnel; changes in commodity prices and exchange rates; currency and interest rate fluctuations. Any statements that express or involve discussions with respect to predictions, expectations, beliefs, plans, projections, objectives, assumptions or future events or performance (often, but not always, identified by words or phrases such as “expects”, “is expected”, “anticipates”, “believes”, “plans”, “projects”, “estimates”, “assumes”, “intends”, “strategy”, “goals”, “objectives”, “potential”, “possible” or variations thereof or stating that certain actions, events, conditions or results “may”, “could”, “would”, “should”, “might” or “will” be taken, occur or be achieved (or the negative of any of these terms and similar expressions) are not statements of fact and may be forward-looking statements.

Forward-looking statements are necessarily based upon a number of factors and assumptions that, if untrue, could cause actual results, performance or achievements to be materially different from future results, performance or achievements expressed or implied by such statements. Forward-looking statements are based upon a number of estimates and assumptions that, while considered reasonable by the Company at this time, are inherently subject to significant business, economic and competitive uncertainties and contingencies that may cause the Company’s actual financial results, performance, or achievements to be materially different from those expressed or implied herein. Some of the material factors or assumptions used to develop forward-looking statements include, without limitation, the future price of gold, anticipated costs and the Company’s ability to fund its programs, the Company’s ability to carry on exploration and development activities, the Company’s ability to secure and to meet obligations under property agreements, the timing and results of drilling programs, the discovery of mineral resources and mineral reserves on the Company’s mineral properties, the obtaining of an agreement with the Adjacent Owner (as defined herein) to develop the entire Camino Rojo Project mineral resource estimate, the timely receipt of required approvals and permits, including those approvals and permits required for successful project permitting, construction and operation of projects, the costs of operating and exploration expenditures, the Company’s ability to operate in a safe, efficient and effective manner and the Company’s ability to obtain financing as and when required and on reasonable terms.

Forward-looking statements are subject to a variety of known and unknown risks, uncertainties and other factors that could cause actual events or results to differ from those expressed or implied. There can be no assurance that such statements will prove to be accurate, as actual results and future events could differ materially from those anticipated in such statements. Certain important factors that could cause actual results, performance or achievements to differ materially from those in the forward looking statements include, among others: (i) failure to obtain required regulatory and stock exchange approvals with respect to any Offering; (ii) uncertainty and variations in the estimation of mineral resources and mineral reserves; (iii) delays in or failure to obtain an agreement with the Adjacent Owner with respect to the Camino Rojo Project; (iv) health, safety and environmental risks; (v) success of exploration, development and operations activities; (vi) risks relating to foreign operations and expropriation or nationalization of mining operations; (vii) delays in obtaining or failure to obtain governmental permits, or non-compliance with permits; (viii) delays in getting access from surface rights owners; (ix) uncertainty in estimates of production, capital and operation costs and potential for production and cost overruns; (x) the impact of Panamanian or Mexican laws regarding foreign investment; (xi) the fluctuating price of gold; (xii) assessments by taxation authorities in multiple jurisdictions; (xiii) uncertainties related to title to mineral properties; and (xiv) the Company’s ability to identify, complete and successfully integrate acquisitions.

ORLA MINING LTD.

Management’s Discussion and Analysis

Three months ended March 31, 2019	Canadian dollars unless otherwise stated

This list is not exhaustive of the factors that may affect any of the Company’s forward-looking statements. Although the Company believes its expectations are based upon reasonable assumptions and have attempted to identify important factors that could cause actual actions, events or results to differ materially from those described in forward-looking statements, there may be other factors that cause actions, events or results not to be as anticipated, estimated or intended. See the section entitled “Risks and Uncertainties” in this MD&A for additional risk factors that could cause results to differ materially from forward-looking statements.

You are cautioned not to put undue reliance on forward-looking statements. The forward-looking statements contained herein are made as of the date of this MD&A and, accordingly, are subject to change after such date. We disclaim any intent or obligation to update publicly or otherwise revise any forward-looking statements or the foregoing list of assumptions or factors, except in accordance with applicable securities laws. You are urged to read the Company’s filings with Canadian securities regulatory agencies, which you can view online under the Company’s profile on SEDAR at www.sedar.com

16.	Abbreviations Used

$, or C$	Canadian dollars

US$	United States dollars

AIF	Annual Information Form

Ag	Silver

Au	Gold

Camino Rojo Report	An independent technical report for the Camino Rojo Project entitled “Preliminary Economic Assessment NI 43-101 Technical Report on the Camino Rojo Gold Project, Municipality of Mazapil, Zacatecas, Mexico” dated June 19, 2018 (the “Camino Rojo Report”) prepared by Carl E. Defilippi, RM, SME of Kappes Cassiday & Associates (“KCA”), Matthew D. Gray, Ph.D., C.P.G. of Resource Geosciences Incorporated (“RGI”), and Michael G. Hester, FAusIMM of Independent Mining Consultants Inc. (“IMC”).

Canplats	Canplats Resources Corporation

Cerro Quema Report or 2014 PFS	An independent technical report for the Cerro Quema Project entitled “Cerro Quema Project – Pre-Feasibility Study on the La Pava and Quemita Oxide Gold Deposits” dated August 15, 2014 with an effective date of June 30, 2014 (the “Cerro Quema Report”) prepared by Eugene Puritch, P. Eng., Richard H. Sutcliffe, P.Geo., Tracy Armstrong, P.Geo., Antoine Yassa, P.Geo., David Burga, P.Geo., Kenneth Kuchling, P.Eng., and Fred Brown, P.Geo., of P&E Mining Consultants Inc., Gene Tortelli, PE, George Lightwood, PE, and David Brown, P.Geo., of Golder Associates Inc., and Mark Gorman, PE of KCA.

CFE	Comisión Federal de Electricidad, the state-owned electric utility of Mexico

Company	Orla Mining Ltd.

CSR	Community and Social Responsibility

ESIA	Estudio de Impacto Ambiental, a Panamanian environmental impact study

g/t	Grams per metric tonne

Goldcorp	Goldcorp Inc., a predecessor company to Newmont Goldcorp Corporation, prior to April 18, 2019.

Newmont	Newmont Goldcorp Corporation, a publicly traded company resulting from the combination of Newmont Mining Corporation and Goldcorp Inc., effective April 18, 2019.

ha	Hectares

IFRS	International Financial Reporting Standards, as issued by the International Accounting Standards Board

IP	Induced polarization

K tonnes	Thousands of metric tonnes

Koz	Thousands of troy ounces

M&I	Measured and indicated

MD&A	Management's Discussion and Analysis

NI 43-101	Canadian National Instrument 43-101

PEA	Preliminary Economic Assessment

PFS	Pre-Feasibility Study

RC	Reverse circulation

SEDAR	The System for Electronic Document Analysis and Retrieval, a filing system operated by the Canadian Securities Administrators, accessible at: www.sedar.com

tonne	1,000 kilograms (approximately 2,205 pounds)

TSX	Toronto Stock Exchange